
March 5, 2015

Via E-mail
Mr. Norman George
Chief Executive Officer
SW Innovative Holdings, Inc.
6666 Harwin, Suite 664
Houston, TX 77036

> **Re: SW Innovative Holdings, Inc.**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed February 26, 2015**
> **File No. 024-10427**

Dear Mr. George:

We have reviewed your amended offering statement and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 13, 2015 letter.

2. Summary of Significant Accounting Policies
Revenue Recognition, pages 41 and 53

1.   We note your response to comment 4. As previously requested, please revise to disclose that revenue is recognized on the accrual basis and as earned.

You may contact Christie Wong, Staff Accountant, at (202)551-3684 or Dean Suehiro, Senior Staff Accountant, at (202)551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney, at (202) 551-3208, Celeste M. Murphy, Legal Brach Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director